
February 22, 2010

Mr. Brian Stewart
Chief Executive Officer
Microelectronics Technology Co
1702 ChinaChem Tower
34-37 Connaught Road
Central, Hong Kong,
China

> **Re: Microelectronics Technology Co**
> **Form 8-K Filed February 16, 2010**
> **File No. 001-32984**

Dear Mr. Stewart:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed February 16, 2010

1.   We note your disclosure that the financial statements for the period ended June 30, 2009, and for the period May 18, 2005 (inception) to June 30, 2009 should no longer be relied upon. Please tell us whether this disclosure is the result of your own conclusions or the result of having been advised or otherwise notified by your independent accountant in order to prevent future reliance on a previously completed interim review.

If your disclosure is the result of advisement or notification from your independent accountant, please amend your filing to include the items required to be disclosed by Item 4.02(b) of Form 8-K and include the letter from your independent accountant as an exhibit as required by Item 4.02(c) of Form 8-K.

2. Please expand your disclosure pursuant to paragraph (a)(2) of the instructions to Item 4.02 of Form 8-K to include a brief description of the facts underlying your conclusion, including:

   ·   the nature of the error;

   ·   the internal and external circumstances surrounding the error that caused the error;

   ·   the extent to which you expect your financial statements to be restated (quantify the changes to the affected financial statement lines); and,

   ·   any other implications of the restatement (e.g. breach of covenants or defaults on obligations, if any).

   Please also disclose a date by which you intend to file amended documents to correct the accounting errors in your previously issued financial statements.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Giugliano at (202) 551-3319 if you have questions regarding comments on financial statements, disclosures and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief